Charles A. Brawley, III

Vice President, Associate General Counsel & Secretary
Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19087
Phone:   484-583-1475
Fax:  484-583-8135
charles.brawley@LFG.com

January 22, 2010

Mr.  Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:      Lincoln National Corporation
      Form 8-K filed January 4, 2010
Form 8-K filed January 7, 2010
      File No. 1-06028

Dear Mr. Riedler:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letters of January 12, 2010, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Forms 8-K filed on January 4 and January 7, 2010.  Our reply refers to the specific comments in the Staff’s letters.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Form 8-K filed January 4, 2010

1.
You disclose that certain of your subsidiaries entered into investment advisory agreements with Delaware Management Holdings, Inc. dated January 4, 2010, pursuant to which Delaware Management Holdings, Inc. will continue to manage the majority of the general account insurance assets of the subsidiaries.  Please advise us whether you intend to file these investment advisory agreements with either your Form 10-K for the year ended December 31, 2009 or your Form 10-Q for the quarter ended March 31, 2010.  If you do not intend to files these agreements, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed.

Response:

We intend to file the investment advisory agreements between The Lincoln National Life Insurance Company (“LNL”) and the Lincoln Life & Annuity Co. of New York (“LLANY”), our wholly owned

Mr. Jeffrey Riedler

Re:  Lincoln National Corp.

subsidiaries, and Delaware Investments Advisors with our Form 10-K for the year ended December 31, 2009.  At December 31, 2009, LNL and LLANY held approximately 95% of our invested assets.  Accordingly, we do not believe the investment advisory agreements of our other subsidiaries to be material.

2.
You disclose that on December 31, 2009, certain of your subsidiaries entered into a Reimbursement Agreement with Credit Suisse AG.  On the same date, Credit Suisse AG issued a $550 million 10-year letter of credit under this Reimbursement Agreement.  Please advise us whether you intend to file the Reimbursement Agreement and letter of credit with your Form 10-K for the year ended December 31, 2009.  If you do not intend to file these agreements, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed.

Response:

We intend to file the Reimbursement Agreement, which includes the form of letter of credit as an exhibit, between our indirect wholly owned subsidiaries, Lincoln Reinsurance Company of Vermont I, and its direct parent, Lincoln Financial Holdings, LLC II with Credit Suisse AG, New York Branch with our Form 10-K for the year ended December 31, 2009.  We do not intend to file the executed letter of credit, since it is identical to the exhibit contained in the Reimbursement Agreement, and therefore, does not include any additional material terms.

****
If you have any questions regarding our response, please contact me directly at (484) 583-1475.

Sincerely,

/s/ Charles A, Brawley, III
Charles A. Brawley, III
Vice President, Associate General Counsel & Secretary

cc:           Frederick J. Crawford, Executive Vice President & Chief Financial Officer